UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Focus Financial Partners Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

34417P 100

(CUSIP Number)

Jacqueline Giammarco

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34417P 100	Schedule 13D	Page 2 of 19

1	NAMES OF REPORTING PERSONS Trident FFP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,998,078
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,998,078
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,998,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 16.9% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 42,770,108 shares of Class A Common Stock and 22,259,208 shares of Class B Common Stock outstanding following the completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated July 25, 2018, filed with the Securities and Exchange Commission on July 27, 2018.

CUSIP No. 34417P 100	Schedule 13D	Page 3 of 19

1	NAMES OF REPORTING PERSONS Trident VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,396,393
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,396,393
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,396,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 16.0% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 42,770,108 shares of Class A Common Stock and 22,259,208 shares of Class B Common Stock outstanding following the completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated July 25, 2018, filed with the Securities and Exchange Commission on July 27, 2018.

CUSIP No. 34417P 100	Schedule 13D	Page 4 of 19

1	NAMES OF REPORTING PERSONS Trident VI Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,396,393
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,396,393
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,396,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 16.0% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 42,770,108 shares of Class A Common Stock and 22,259,208 shares of Class B Common Stock outstanding following the completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated July 25, 2018, filed with the Securities and Exchange Commission on July 27, 2018.

CUSIP No. 34417P 100	Schedule 13D	Page 5 of 19

1	NAMES OF REPORTING PERSONS Trident VI DE Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,396,393
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,396,393
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,396,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 16.0% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 42,770,108 shares of Class A Common Stock and 22,259,208 shares of Class B Common Stock outstanding following the completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated July 25, 2018, filed with the Securities and Exchange Commission on July 27, 2018.

CUSIP No. 34417P 100	Schedule 13D	Page 6 of 19

1	NAMES OF REPORTING PERSONS Trident FFP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,998,078
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,998,078
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,998,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 16.9% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 42,770,108 shares of Class A Common Stock and 22,259,208 shares of Class B Common Stock outstanding following the completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated July 25, 2018, filed with the Securities and Exchange Commission on July 27, 2018.

CUSIP No. 34417P 100	Schedule 13D	Page 7 of 19

1	NAMES OF REPORTING PERSONS Trident Capital VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,396,393
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,396,393
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,396,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 16.0% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 42,770,108 shares of Class A Common Stock and 22,259,208 shares of Class B Common Stock outstanding following the completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated July 25, 2018, filed with the Securities and Exchange Commission on July 27, 2018.

CUSIP No. 34417P 100	Schedule 13D	Page 8 of 19

1	NAMES OF REPORTING PERSONS Stone Point Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,396,393
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,396,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 16.0% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 42,770,108 shares of Class A Common Stock and 22,259,208 shares of Class B Common Stock outstanding following the completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated July 25, 2018, filed with the Securities and Exchange Commission on July 27, 2018.

CUSIP No. 34417P 100	Schedule 13D	Page 9 of 19

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Focus Financial Partners Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 825 Third Avenue, 27th Floor, New York, NY 10022.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Trident FFP LP, a Delaware limited partnership (“Trident FFP”), Trident VI, L.P., a Cayman Islands exempted limited partnership (“Trident VI”), Trident VI Parallel Fund, L.P., a Cayman Islands exempted limited partnership (“Trident VI Parallel”), Trident VI DE Parallel Fund, L.P., a Delaware limited partnership (“Trident VI DE Parallel” and, together with Trident VI and Trident VI Parallel, the “Trident VI Partnerships”), Trident FFP GP LLC, a Delaware limited liability company (“Trident FFP GP”), Trident Capital VI, L.P., a Cayman Islands exempted limited partnership (“Trident VI GP” and, together with Trident FFP GP, the “GPs), and Stone Point Capital LLC, a Delaware limited liability company (“Stone Point,” and, together with the foregoing entities, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit A.

The sole general partner of Trident FFP is Trident FFP GP. The sole general partner of each of the Trident VI Partnerships is Trident VI GP. Each of the GPs holds voting and investment power with respect to the shares of Class A Common Stock and/or shares of the Issuer’s Class B common stock, par value $0.01 per share (“Class B Common Stock” and, together with Class A Common Stock, the “Common Stock”) that are, or may be deemed to be, beneficially owned by the entity holding Common Stock of which such GP is the general partner. Pursuant to certain management agreements, Stone Point has received delegated authority by Trident VI GP relating to the Trident VI Partnerships, provided that the delegated discretion to exercise voting rights may not be exercised on behalf of any of the Trident VI Partnerships without first receiving direction from the Investment Committee of Trident VI GP or a majority of the general partners of Trident VI GP. The management agreements do not delegate any power with respect to the disposition of Common Stock held by the Trident VI Partnerships.

James D. Carey, a director of the Issuer immediately following the closing of the Issuer’s initial public offering on July 30, 2018, is a member and senior principal of Stone Point and an owner of one of five members of Trident FFP GP and one of five general partners of Trident VI GP. Mr. Carey disclaims beneficial ownership of the shares held of record or beneficially by the Reporting Persons, except to the extent of any pecuniary interest therein.

The members of Trident FFP GP and the general partners of Trident VI GP are five single member limited liability companies that are owned by individuals who are members of Stone Point (Charles A. Davis, Stephen Friedman, James D. Carey, David J. Wermuth and Nicolas D. Zerbib).

Current information concerning the identity and background of each member of Stone Point, each member of Trident FFP GP, each general partner of Trident VI GP and each member of the Investment Committee of Trident VI GP is set forth in Schedule I hereto, which is incorporated herein by reference in response to this Item 2.

(b) The principal business address for each of the Reporting Persons is c/o Stone Point at its principal address, which is 20 Horseneck Lane, Greenwich, CT 06830.

(c) Trident FFP’s principal business is to invest in securities of the Issuer. The principal business of the Trident VI Partnerships is to pursue investments in the financial services industry. Trident FFP

CUSIP No. 34417P 100	Schedule 13D	Page 10 of 19

GP’s principal business is to act as the general partner of Trident FFP. Trident VI GP’s principal business is to act as the general partner to the Trident VI Partnerships and other investment entities. Stone Point’s principal business is serving as the manager of investment funds.

(d) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the entities or persons affiliated with such persons and identified in clause (a) of this Item 2, has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the entities or persons affiliated with such persons and identified in clause (a) of this Item 2, has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f) Trident FFP, Trident VI DE Parallel, Trident FFP GP and Stone Point are organized under the laws of Delaware. Trident VI, Trident VI Parallel and Trident VI GP are organized under the laws of the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Considerations

The information set forth in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

The Reporting Persons beneficially own, in the aggregate, 21,394,471 shares of Class A Common Stock, consisting of 11,496,201 shares of Class A Common Stock and 9,898,270 common units of Focus Financial Partners, LLC, a Delaware limited liability company (“Focus LLC”), in each case, received in connection with the Issuer’s reorganization transactions in connection with its initial public offering in exchange for existing convertible preferred units in Focus LLC held by Trident FFP prior to the initial public offering.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Fourth Amended and Restated Focus LLC Agreement (defined below) and the other documents described herein, and various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Class A Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, and subject to the terms of the documents described above, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Class A Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Class A Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Class A Common Stock or other securities of the Issuer (or any combination or derivative thereof).

CUSIP No. 34417P 100	Schedule 13D	Page 11 of 19

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

James D. Carey, a member and senior principal of Stone Point, and an owner of one of five members of Trident FFP GP and one of five general partners of Trident VI GP, and Fayez S. Muhtadie, a principal of Stone Point, are currently members of the board of directors of the Issuer.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, the entities or persons affiliated with such persons and identified in clause (a) of Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). As of the date of this Schedule 13D, (i) Trident FFP is the record owner of 1,099,808 shares of Class A Common Stock, 9,898,270 common units of Focus LLC and an equal number of shares of Class B Common Stock, which common units are exchangeable at the option of the Issuer or Focus LLC on a one-for-one basis for shares of Class A Common Stock pursuant to the Fourth Amended and Restated Focus LLC Agreement (defined below) or an equivalent amount of cash, (ii) Trident VI is the record owner of 1,274,093 shares of Class A Common Stock, (iii) Trident VI Parallel is the record owner of 8,932,981 shares of Class A Common Stock and (iv) Trident VI DE Parallel is the record owner of 189,319 shares of Class A Common Stock.

The Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 32.9% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 42,770,108 shares of Class A Common Stock and 22,259,208 shares of Class B Common Stock (and an equal number of common units of Focus LLC outstanding) following the completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated July 25, 2018, filed with the Securities and Exchange Commission on July 27, 2018.

The Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 40.6% of the outstanding shares of Class A Common Stock and Class B Common Stock as calculated pursuant to Rule 13d-3. The aggregate percentage of beneficial ownership in this Schedule 13D for purposes of calculations under Rule 13d-3 is based on 42,770,108 shares of Class A Common Stock outstanding following the completion of the Issuer’s initial public offering and the related reorganization transactions, as reported in the Issuer’s prospectus dated July 25, 2018, filed with the Securities and Exchange Commission on July 27, 2018, plus the shares of Class A Common Stock that Trident FFP may acquire upon the conversion of the common units of Focus LLC held by Trident FFP.

As described more fully in this Schedule 13D, (i) Trident FFP GP, as the general partner of Trident FFP, may be deemed to be the beneficial owner of the securities held directly by Trident FFP, and

CUSIP No. 34417P 100	Schedule 13D	Page 12 of 19

(ii) Trident VI GP, as general partner of each of the Trident VI Partnerships, may be deemed to be the beneficial owner of the securities held directly by the Trident VI Partnerships.

Pursuant to the delegation of authority by Trident VI GP to Stone Point relating to the Trident VI Partnerships, as described in Item 2 of this Schedule 13D, Stone Point may be deemed to be the beneficial owner of the securities held directly by the Trident VI Partnerships, as described more fully in this Schedule 13D.

James D. Carey, as a member and senior principal of Stone Point and an owner of one of five members of Trident FFP GP and one of five general partners of Trident VI GP, may be deemed to be the beneficial owner of the securities held directly by Trident FFP, Trident VI, Trident VI Parallel and Trident VI DE Parallel (collectively, the “SP Stockholders”). Mr. Carey disclaims beneficial ownership of the shares held of record or beneficially by the Reporting Persons, except to the extent of any pecuniary interest therein.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the other persons named in Item 2 beneficially owns any shares of Class A Common Stock.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, none of the other persons named in Item 2 has engaged in any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Class B Common Stock

In connection with the reorganization transactions prior to the Issuer’s initial public offering, holders of Focus LLC units following the reorganization transactions were issued a number of shares of Class B Common Stock equal to the number of Focus LLC units held by such persons. The Class A Common and Class B Common Stock will generally vote together as a single class on all matters submitted to a vote of shareholders. The Class B Common Stock has no economic rights.

Fourth Amended and Restated Focus LLC Agreement

In connection with the Issuer’s initial public offering, the Issuer entered into the Fourth Amended and Restated Operating Agreement of Focus Financial Partners, LLC (the “Fourth Amended and Restated Focus LLC Agreement”) which governs the terms of the Focus LLC units.

Pursuant to the Fourth Amended and Restated Focus LLC Agreement, each holder of common units of Focus LLC will, subject to certain limitations, have the right to cause Focus LLC to redeem all or a portion of its common units for, at Focus LLC’s or the Issuer’s option, (i) one share of Class A

CUSIP No. 34417P 100	Schedule 13D	Page 13 of 19

Common Stock, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) an equivalent amount of cash. In connection with any redemption of vested common units pursuant to the exchange right, the corresponding shares of Class B Common Stock will be cancelled.

The unitholders of Focus LLC will be permitted to exercise their exchange rights on a quarterly basis on designated dates. Notwithstanding the foregoing and except as otherwise permitted by the Fourth Amended and Restated Focus LLC Agreement, unitholders will only be permitted to exercise their exchange rights with respect to one-twelfth of the units held by them at the closing of the Issuer’s initial public offering, with an ability to carry forward unused exchange rights to subsequent exchange dates, subject to certain registration rights described under “Registration Rights Agreement.” The foregoing volume restrictions will apply to the SP Stockholders, taken together with affiliates of Kohlberg Kravis Roberts & Co. L.P. who hold common units of Focus LLC or shares of Class A Common Stock (“KKR”) as an aggregate limitation on their ability to sell Focus LLC units or the shares of Class A Common Stock received in connection with the reorganization transactions, subject to certain registration rights described below under “Registration Rights Agreement.” In addition, the exchange rights will be subject to certain limitations and restrictions intended to ensure that Focus LLC will continue to be treated as a partnership for U.S. federal income tax purposes.

Under the terms of the Fourth Amended and Restated Focus LLC Agreement, all existing owners will, subject to certain exceptions, be subject to certain resale restrictions with respect to the Class A Common Stock, the Class B Common Stock, any membership interests in Focus LLC or any securities convertible into or exercisable or exchangeable for such common stock or membership interests for a period of 180 days from July 25, 2018. Each of the representatives for the underwriters is a third-party beneficiary of, with the right to enforce, this lock-up provision. In addition, the Issuer and Focus LLC have agreed in the underwriting agreement for the initial public offering not to waive or release parties subject to this lock-up provision or otherwise permit this provision to be amended without the consent of each of the representatives for the underwriters.

Under the terms of the Fourth Amended and Restated Focus LLC Agreement, Focus LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by the Issuer to dissolve Focus LLC, which election, so long as the SP Stockholders and KKR each own at least 3% of all outstanding Focus LLC units, shall require the approval of the holders of a majority of the Focus LLC common units held by the SP Stockholders and KKR.

The foregoing description of the Fourth Amended and Restated Focus LLC Agreement is qualified in its entirety by reference to the Fourth Amended and Restated Focus LLC Agreement, which is filed as Exhibit B to this Schedule 13D and incorporated by reference herein.

Tax Receivable Agreement

The Issuer has entered into a tax receivable agreement the (“Tax Receivable Agreement”) with the SP Stockholders and other securityholders (the “TRA holders”) which generally provides for the payment by the Issuer to each TRA holder of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that the Issuer actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the Issuer’s initial public offering as a result of, as applicable to the relevant TRA holder, (i) certain increases in tax basis that occur as a result of the Issuer’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA holder’s units in connection with the Issuer’s initial public offering or pursuant to the exercise of an exchange right by the Issuer or Focus LLC, (ii) the increases in tax basis relating to the July 2017 acquisition by certain of the Issuer’s private equity investors that will be available to the Issuer as a result of its reorganization

CUSIP No. 34417P 100	Schedule 13D	Page 14 of 19

transactions in connection with its initial public offering and (iii) imputed interest deemed to be paid by the Issuer as a result of, and additional tax basis arising from, any payments the Issuer makes under the Tax Receivable Agreement.

The foregoing description of the Tax Receivable Agreement is qualified in its entirety by reference to the Tax Receivable Agreement, which is filed as Exhibit C to this Schedule 13D and incorporated by reference herein.

Registration Rights Agreement

In connection with the initial public offering, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the SP Stockholders and other holders of securities of the Issuer. The Registration Rights Agreement provides that the Issuer will file a shelf registration statement to permit the resale of shares of Class A Common Stock held by such holders or issuable upon the exercise of exchange rights by such holders as soon as practicable following the date that is twelve calendar months from the initial public offering, and the SP Stockholders and certain other holders will have the right to demand up to three secondary underwritten offerings per year and the Issuer may initiate one additional underwritten offering per year for the benefit of other owners, in each case, for which the SP Stockholders and certain other owners may have participation rights. The Issuer may also participate on a primary basis and issue and sell shares of its Class A Common Stock for its own account and use the proceeds from any such offering to purchase outstanding Focus LLC units from certain owners (including certain of the SP Stockholders) and pay related fees and expenses. In the event of any underwriter cutbacks, all participating holders will be treated equally and included pro rata based on their ownership of registrable shares at the closing of the initial public offering. The SP Stockholders and certain other owners will have piggyback registration rights with respect to other underwritten offerings by the Issuer under certain circumstances. The Issuer will generally be obligated to pay all registration expenses in connection with these registration obligations.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit D to this Schedule 13D and incorporated by reference herein.

Nomination Agreement

In connection with the initial public offering, the Issuer entered into a nomination agreement (the “Nomination Agreement”) with the SP Stockholders. Pursuant to the Nomination Agreement, the SP Stockholders will have the right to nominate two members of the Issuer’s board of directors for so long as the SP Stockholders and their respective affiliates hold at least 50% of the interest they held, in the form of Class A Common Stock and Class B Common Stock on a combined basis, as of July 30, 2018, and one member of the Issuer’s board of directors for so long as the SP Stockholders and their respective affiliates hold 5% of the Class A Common Stock and Class B Common Stock outstanding on a combined basis. Stone Point has the right to nominate at least two directors, for so long as it has the right to nominate two directors, and then one director, for so long as it has the right to nominate one director, for service on the Issuer’s compensation committee. Stone Point also has the right to nominate one director for service on the Issuer’s nominating and governance committee for so long as it has the right to nominate at least one director. Initially, the SP Stockholders have nominated Mr. Carey and Mr. Muhtadie to serve on the Issuer’s board of directors. Mr. Carey joined the Issuer’s board of directors immediately after the closing of the Issuer’s initial public offering on July 30, 2018. Any replacement director nominated by the SP Stockholders must be an employee or partner of Stone Point, of the same level of seniority within Stone Point, qualify as an independent director under the independence standards of NASDAQ and satisfy such other criteria set forth in the Nomination Agreement. In addition, the Nomination Agreement will require the SP Stockholders to vote their shares of Class A Common Stock and Class B Common Stock in favor

CUSIP No. 34417P 100	Schedule 13D	Page 15 of 19

of the Issuer’s Chief Executive Officer and Rajini Sundar Kodialam (or such other officer of the Issuer designated by the Chief Executive Officer and approved by the board of directors of the Issuer if Ms. Kodialam is no longer a member of the board of directors) for election to the Issuer’s board of directors.

The foregoing description of the Nomination Agreement is qualified in its entirety by reference to the Nomination Agreement, which is filed as Exhibit E to this Schedule 13D and incorporated by reference herein.

Lock Up Agreement

In connection with the initial public offering, the SP Stockholders entered into a lock-up agreement with the underwriters agreeing that, subject to certain exceptions, they may not during the 180-day period from July 25, 2018, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs & Co. LLC, (i) directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Class A Common stock or Class B Common Stock, any membership interests in Focus LLC or any securities convertible into or exercisable or exchangeable for Class A Common Stock or Class B Common Stock or membership interests in Focus LLC, whether then owned or thereafter acquired by such person or with respect to which such person has or thereafter acquires the power of disposition (collectively, the “lock-up securities”), or exercise any right with respect to the registration of any of the lock-up securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the lock-up securities, whether any such swap or transaction is to be settled by delivery of Class A Common Stock or Class B Common Stock, membership interests in Focus LLC or other securities, in cash or otherwise.

The foregoing description of the lock-up agreement is qualified in its entirety by reference to the lock-up agreement, which is filed as Exhibit F to this Schedule 13D and incorporated by reference herein.

Letter Agreement

In connection with the initial public offering, Trident FFP GP (on behalf of the SP Stockholders) entered into a letter agreement (the “Letter Agreement”) with the Issuer. The Letter Agreement generally provides for the SP Stockholders and their permitted transferees to consult with the Issuer prior to certain transfers by them of the Common Stock or Focus LLC common units, in order to ensure that such transfer does not result in a change of control or regulatory assignment under the Investment Advisers Act of 1940, as amended.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, which is filed as Exhibit G to this Schedule 13D and incorporated by reference herein.

CUSIP No. 34417P 100	Schedule 13D	Page 16 of 19

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated August 1, 2018.

Exhibit B	Fourth Amended and Restated Operating Agreement of Focus Financial Partners, LLC (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2018).

Exhibit C	Tax Receivable Agreement (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2018).

Exhibit D	Registration Rights Agreement of Focus Financial Partners Inc. (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2018).

Exhibit E	Nomination Agreement (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2018).

Exhibit F	Lockup Agreement, dated July 25, 2018.

Exhibit G	Investment Advisers Act Letter Agreement, dated July 30, 2018.

CUSIP No. 34417P 100	Schedule 13D	Page 17 of 19

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2018

Trident FFP LP

By:	Trident FFP GP LLC, its general partner

By:	/s/ Peter M. Mundheim
Name: Peter M. Mundheim
Title: Vice President & Assistant Secretary

Trident VI, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Principal

Trident VI Parallel Fund, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Principal

Trident VI DE Parallel Fund, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Principal

Trident FFP GP LLC

By:	/s/ Peter M. Mundheim
Name: Peter M. Mundheim
Title: Vice President & Assistant Secretary

CUSIP No. 34417P 100	Schedule 13D	Page 18 of 19

Trident Capital VI, L.P.

By:	DW Trident VI, LLC, a general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

Stone Point Capital LLC

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Principal

CUSIP No. 34417P 100	Schedule 13D	Page 19 of 19

SCHEDULE I

Set forth below is the name and principal occupation of (i) each member of Stone Point Capital LLC (“Stone Point”), (ii) each member of Trident FFP GP LLC (“Trident FFP GP”), (iii) each general partner of Trident Capital VI, L.P. (“Trident VI GP”), and (iv) each member of the Investment Committee of Trident VI GP. Each of the following individuals is a United States citizen. The business address of each person is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Name and Office	Principal Occupation

Charles A. Davis

Chief Executive Officer, Stone Point

General Partner (through single-member limited liability company) of Trident FFP GP

General Partner (through single-member limited liability company) and member of Investment Committee of Trident VI GP

Private Equity Investor, Stone Point

Stephen Friedman

Chairman, Stone Point

General Partner (through single-member limited liability company) of Trident FFP GP

General Partner (through single-member limited liability company) and member of Investment Committee of Trident VI GP

Private Equity Investor, Stone Point

James D. Carey

Senior Principal, Stone Point

General Partner (through single-member limited liability company) of Trident FFP GP

General Partner (through single-member limited liability company) and member of Investment Committee of Trident VI GP

Private Equity Investor, Stone Point

David J. Wermuth

Senior Principal and General Counsel, Stone Point

General Partner (through single-member limited liability company) of Trident FFP GP

General Partner (through single-member limited liability company) and member of Investment Committee of Trident VI GP

Private Equity Investor, Stone Point

Nicolas D. Zerbib

Senior Principal, Stone Point

General Partner (through single-member limited liability company) of Trident FFP GP

General Partner (through single-member limited liability company) and member of Investment Committee of Trident VI GP

Private Equity Investor, Stone Point